                                                Filed Pursuant to Rule 424(b)(5)
                                                             File No.: 333-61758
             PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 8, 2001

                                  $200,000,000

                               TECO ENERGY, INC.

                          7.20% Notes Due May 1, 2011

                               ------------------

     We will pay interest on the notes each May 1 and November 1. The first interest payment will be made on November 1, 2001 for interest accruing from May 1, 2001.

     We may redeem some or all of the notes from time to time. The redemption prices are described on page S-9. There is no sinking fund for the notes.

     These notes form a single series with our 7.20% notes due May 1, 2011 issued on May 1, 2001 in the principal amount of $400,000,000, and are fungible with those notes.

                                                                         UNDERWRITING
                                                          PRICE TO      DISCOUNTS AND     PROCEEDS TO
                                                         PUBLIC(1)       COMMISSIONS     TECO ENERGY(1)
                                                       --------------   --------------   --------------
Per Note.............................................     103.489%          0.65%           102.839%
Total................................................   $206,978,000      $1,300,000      $205,678,000

(1) Plus accrued interest, if any, from May 1, 2001.

     Delivery of the notes, in book-entry form only, will be made on or about September 26, 2001.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

                           CREDIT SUISSE FIRST BOSTON

         The date of this prospectus supplement is September 21, 2001.

                               ------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
ABOUT THIS PROSPECTUS SUPPLEMENT......   S-1
OFFERING SUMMARY......................   S-2
TECO ENERGY...........................   S-3
CAPITALIZATION........................   S-5
SELECTED HISTORICAL FINANCIAL
  INFORMATION.........................   S-6

                                        PAGE
                                        ----
RATIO OF EARNINGS TO FIXED CHARGES....   S-7
USE OF PROCEEDS.......................   S-7
DESCRIPTION OF THE NOTES..............   S-8
UNDERWRITING..........................  S-12
NOTICE TO CANADIAN RESIDENTS..........  S-13
LEGAL MATTERS.........................  S-13

                                   PROSPECTUS

                                        PAGE
                                        ----
RISK FACTORS..........................    1
FORWARD LOOKING STATEMENTS............    1
TECO ENERGY...........................    2
RATIOS OF EARNINGS TO FIXED CHARGES
  AND PREFERRED STOCK DIVIDENDS.......    2
DESCRIPTION OF DEBT SECURITIES........    2
DESCRIPTION OF PREFERRED STOCK........    7
DESCRIPTION OF COMMON STOCK...........    9
ANTI-TAKEOVER EFFECTS OF OUR ARTICLES
  OF INCORPORATION AND BYLAWS, FLORIDA
  LAW AND OUR RIGHTS PLAN.............   10

                                        PAGE
                                        ----
DESCRIPTION OF STOCK PURCHASE
  CONTRACTS AND STOCK PURCHASE
  UNITS...............................   11
DESCRIPTION OF WARRANTS, AND OTHER
  PURCHASE RIGHTS.....................   11
USE OF PROCEEDS.......................   13
PLAN OF DISTRIBUTION..................   13
LEGAL MATTERS.........................   14
EXPERTS...............................   14
WHERE YOU CAN FIND MORE INFORMATION...   14

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the notes we are offering and certain other matters relating to us and our financial condition. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to the notes we are offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

     This prospectus supplement contains forward looking statements. For a description of these statements and a discussion of the factors that may cause our actual results to differ materially from these statements, see "Forward Looking Statements" in the accompanying prospectus and Exhibit 99.1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001.

                                OFFERING SUMMARY

Notes Offered.................   $200,000,000 aggregate principal amount of
                                 7.20% Notes due 2011, which are fungible with notes of the same series issued on May 1, 2001 in the principal amount of $400,000,000.

Maturity Date.................   May 1, 2011.

Interest Rate.................   The notes will bear interest at the rate of
                                 7.20% per year from May 1, 2001 to, but
                                 excluding, May 1, 2011.

Interest Payment Dates........   May 1 and November 1, commencing on November 1,
                                 2001. Interest payments will be made to the persons in whose names the notes are registered on the 15th calendar day immediately preceding the applicable interest payment date.

Denominations.................   $1,000 with integral multiples of $1,000.

Optional Redemption...........   The notes will be redeemable, at our option, in
                                 whole or in part from time to time, at the redemption prices described in "Description of the Notes -- Optional Redemption." The notes may not be redeemed at any time at the option of the holders.

Ranking.......................   The notes will be unsecured debt and will rank
                                 on a parity with our other unsecured and unsubordinated indebtedness.

Use of Proceeds...............   Credit Suisse First Boston Corporation has
                                 purchased an outstanding series of our notes from the holder of those notes. We will use approximately $160.1 million of the net proceeds from the sale of the notes offered by this prospectus to retire the notes purchased by Credit Suisse First Boston Corporation, which have a maturity date of September 15, 2038 and an interest rate of 7.597%. We expect to use the remaining net proceeds to repay short-term indebtedness of TECO Finance, Inc., our finance subsidiary, and for general corporate purposes. Pending such uses, we will invest the net proceeds in short-term money market instruments.

Additional Issuances..........   We may, without the consent of the holders of
                                 the notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the notes. Any additional notes having such similar terms, together with the notes, may constitute a single series of notes under the indenture.

Form..........................   The notes will be represented by registered
                                 global securities registered in the name of Cede & Co., the partnership nominee of the depositary, The Depository Trust Company.
                                 Beneficial interests in the notes will be shown on, and transfers will be effected through, records maintained by The Depository Trust
                                 Company and its participants.

                                  TECO ENERGY

     Overview. We are an electric and gas utility holding company, exempt from registration under the Public Utility Holding Company Act of 1935, with important unregulated activities. We are in the process of transforming from a predominantly regulated energy company to one that is predominantly operating in deregulated competitive markets. Our unregulated businesses include independent power generation and distribution, marine transportation, coal mining, coalbed methane gas production, the marketing of natural gas, energy services and engineering and, indirectly, the sale of propane gas. Our principal operations are as follows:

     - TAMPA ELECTRIC COMPANY provides electric energy and related services to over 568,000 residential, commercial and industrial customers in its West Central Florida service area covering approximately 2,000 square miles, including the City of Tampa and the surrounding areas. Tampa Electric has a total net winter generating capacity of approximately 3,960 megawatts in operation, and is constructing additional capacity to serve its growing customer base. It is in the process of repowering an older coal-fired station to become a combined-cycle natural gas-fired facility, which will add capacity, reduce emissions and enhance fuel diversity.

     - PEOPLES GAS SYSTEM, acquired in 1997, is Florida's leading provider of natural gas. With a presence in most of Florida's major metropolitan areas, it serves over 262,000 residential and commercial customers. In early 2000, it completed a major expansion to Southwest Florida to market natural gas to a previously unserved high growth area of the state. The company is continuing its expansion into other areas of Florida previously unserved by natural gas.

     - TECO POWER SERVICES develops, builds, owns and operates electric generation facilities and electric distribution and transmission facilities primarily in the United States and Central America. It has interests in, or agreements to develop or acquire, more than 7,000 net megawatts of generating capacity in operation, under construction or in the late stages of development, and is seeking to continue increasing its generating capacity. The operating generating units include the Hardee Power Station in Florida, the San Jose and Alborada generating plants in Guatemala, the Hamakua plant in Hawaii, the Commonwealth Chesapeake Station in Virginia on the Delmarva peninsula, a gas and coal-fired facility in Eastern Europe and the Frontera Power Station in Texas. It owns two combined-cycle plants in the early stages of construction in Mississippi and Arkansas, has an economic interest in two combined-cycle plants operating in Texas and is in a joint venture to build, own and operate two combined-cycle plants in Arizona and Arkansas that are in early stages of construction. It also has entered into a memorandum of understanding regarding the development of an integrated gasification combined-cycle generation (IGCC) facility at the CITGO refinery in Lake Charles, Louisiana using Texaco gasification technology.

     - TECO TRANSPORT is a marine transportation business that operates a U.S.-flag fleet of oceangoing vessels, a river barge fleet and a dry bulk commodity transfer and storage deep water terminal. Its business is primarily moving commodities via domestic inland rivers, the Gulf of Mexico and the Caribbean, and to worldwide markets, including South America, Asia, Africa and Europe.

     - TECO COAL owns and operates several low-sulfur coal mines and handling facilities in Kentucky and Tennessee. It mines and ships almost eight million tons of coal annually for sale to domestic and European steel companies, as well as domestic utilities and industrial customers. In addition, it owns and operates two synthetic fuel production facilities that qualify under existing rules for Section 29 tax credits for non-conventional fuel production through 2007.

     - TECO COALBED METHANE extracts naturally occurring methane gas from seams in the coal beds of Alabama's Black Warrior Basin. It has approximately 700 producing wells, all of which qualify under existing rules for
       Section 29 tax credits on non-conventional fuel production through 2002. It had proven reserves estimated at 182 billion cubic feet as of December 31, 2000.

     - TECO SOLUTIONS was formed to support TECO Energy's strategy of offering customers a comprehensive and competitive package of energy services and products with its Florida operations focus. Operating companies include TECO BGA (formerly Bosek, Gibson and Associates) (BGA), BCH Mechanical
       (BCH), TECO Gas Services and TECO Properties. BGA and BCH together can deliver customized energy-efficient design and new construction, operations and maintenance projects for commercial and public sector clients. In addition, TECO Gas Services, TECO Energy's gas marketing company, provides gas management and marketing services for large municipal, industrial, commercial and power generation customers.

     Strategy. Our business growth strategy is focused on the following three areas:

     - Capitalize on a growing Florida economy and the expected shift to a more competitive energy market in Florida with our electric and gas operations and energy services business. Tampa Electric believes that it has the competitive generating capacity to serve increased demand and expand its market share in a deregulated environment in Florida.

     - Increase TECO Power Services' portfolio of quality projects, particularly in the high-growth areas of the United States market, to become a leading generation company positioned to take advantage of competitive energy markets.

     - Expand our marine transportation business and our other unregulated businesses.

                                 CAPITALIZATION

     The following table summarizes the historical capitalization of TECO Energy and its subsidiaries at June 30, 2001, and its capitalization as adjusted to reflect the issuance and sale of $200,000,000 aggregate principal amount of notes contemplated by this prospectus supplement and our application of the net proceeds in the manner described in "Use of Proceeds."

                                                                  JUNE 30, 2001
                                                              ----------------------
                                                               ACTUAL     PROFORMA
                                                              AMOUNTS    AS ADJUSTED
                                                              --------   -----------
                                                                 ($ IN MILLIONS)
Cash and cash equivalents...................................  $   73.5    $   73.5
                                                              ========    ========
Short-term debt.............................................  $  220.9    $  170.9
Long-term debt due within one year..........................     626.9       476.9
Long-term debt, less amount due within one year.............   2,016.5     2,216.5
Redeemable preferred securities.............................     200.0       200.0
Common equity, including the effect of unearned
  compensation..............................................   1,816.0     1,816.0
                                                              --------    --------
          Total capitalization..............................  $4,880.3    $4,880.3
                                                              ========    ========

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The table below presents selected historical consolidated income statement data, cash flow information and balance sheet data of TECO Energy and its subsidiaries. We derived this information from the audited financial statements for the years ended December 31, 1997 through December 31, 2000 and from unaudited financial statements for the six months ended June 30, 2000 and 2001. This information is only a summary. You should read it in connection with our historical financial statements and related notes and the "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are incorporated by reference in this document. See "Where You Can Find More Information" on page 14 of the accompanying prospectus.

                                     SIX MONTHS ENDED
                                         JUNE 30,                  YEAR ENDED DECEMBER 31,
                                    -------------------   ------------------------------------------
                                      2001       2000       2000        1999       1998       1997
                                    --------   --------   ---------   --------   --------   --------
                                               ($ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA
Operating revenues................  $1,314.4   $1,084.0   $ 2,295.1   $1,983.0   $1,955.7   $1,860.8
Operating income..................     216.8      207.8       413.6      423.6      401.3      412.7
Net income from continuing
  operations......................     141.6      111.0       250.9      200.9(1)    204.2(2)    211.5(3)
Earnings per share (basic) from
  continuing operations...........  $   1.07   $   0.88   $    1.99   $   1.53(1) $   1.55(2) $   1.62(3)
Dividends paid per share..........  $  0.680   $  0.660   $   1.330   $   1.285  $   1.225  $   1.165
CASH FLOW INFORMATION
EBITDA(4).........................  $  359.4   $  333.8   $   681.8   $  655.8   $  634.3   $  644.4
Cash interest, net of amounts
  capitalized.....................      97.6       67.0       166.7      116.9       99.3      115.5
Capital expenditures..............     430.3      316.6       688.4      426.1      296.1      212.6
Cash flow from operations.........     232.6      195.0       381.2      381.3      495.4      350.8
Cash flow from investing
  activities......................    (460.1)    (387.6)   (1,044.7)    (504.9)    (390.9)    (210.4)
Cash flow from financing
  activities......................     201.4      122.8       665.6      204.2      (98.2)    (145.7)

                                            AS OF JUNE 30,               AS OF DECEMBER 31,
                                            --------------   ------------------------------------------
                                                 2001          2000        1999       1998       1997
                                            --------------   ---------   --------   --------   --------
                                                                  ($ IN MILLIONS)
BALANCE SHEET DATA
Total assets..............................     $5,982.5      $ 5,676.2   $4,690.1   $4,179.3   $3,960.4
Capitalization:
  Short-term debt.........................        220.9        1,208.9      813.7      319.0      447.5
  Long-term debt due within one year......        626.9          237.3      155.8       36.0       12.7
  Long-term debt, less amount due within
     one year.............................      2,016.5        1,374.6    1,207.8    1,279.6    1,080.2
  Redeemable preferred securities.........        200.0          200.0         --         --         --
  Common shareholders equity, including
     the effect of unearned
     compensation.........................      1,816.0        1,506.9    1,417.8    1,507.8    1,444.7
Total capitalization......................      4,880.3        4,527.7    3,595.1    3,142.4    2,985.1

---------------
(1) Includes the effect of non-recurring charges which reduced net income by $19.6 million and earnings per share by $0.15 in 1999.

(2) Includes the effect of non-recurring charges which reduced net income by $19.6 million and earnings per share by $0.15 in 1998.

(3) Includes the effect of merger-related transaction expenses, which reduced net income by $5.3 million and earnings per share by $0.04 in 1997.

(4) EBITDA is defined as operating income before depreciation and amortization (excludes other income and income taxes). EBITDA is not a measure of performance under GAAP. While EBITDA should not be considered as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, management understands that EBITDA is customarily used as a measure in evaluating companies.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth TECO Energy's consolidated ratio of earnings to fixed charges for the periods indicated.

                                                   YEAR ENDED DECEMBER 31,
SIX MONTHS ENDED   TWELVE MONTHS ENDED   -------------------------------------------
  JUNE 30, 2001       JUNE 30, 2001      2000    1999(1)   1998(2)   1997(3)   1996
----------------   -------------------   -----   -------   -------   -------   -----
      2.51x           2.50x              2.55x    3.25x     3.67x     3.77x    3.72x

     For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements.
---------------
(1) Includes the effect of non-recurring pretax charges totaling $21.0 million recorded in the third and fourth quarters of 1999. Charges consisted of the following: $10.5 million recorded at Tampa Electric based on Florida Public Service Commission audits of its 1997 and 1998 earnings, which limited its equity ratio to 58.7 percent; $3.5 million at Tampa Electric to resolve litigation filed by the U.S. Environmental Protection Agency; $6 million at TECO Investments to adjust the carrying value of certain leveraged leases; and $4.3 million at Tampa Electric and $3.3 million net benefit at TECO Energy for corporate income tax settlements related to prior years' tax returns. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.60x for the year ended December 31, 1999.

(2) Includes the effect of non-recurring pretax charges totaling $30.5 million associated with write-offs at TECO Coal and Tampa Electric, as more fully explained in Note I to the section entitled "Item 8. Financial Statements and Supplementary Data" of the Company's Annual Report on Form 10-K for the 1998 fiscal year, and $0.6 million pretax of merger-related costs. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.95x for the year ended December 31, 1998.

(3) Includes a $2.6 million pretax charge for all costs associated with the Peoples Gas System and West Florida Natural Gas Company mergers completed in June 1997. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.79x for the year ended December 31, 1997.

                                USE OF PROCEEDS

     We estimate that the net proceeds (after deducting underwriting discounts and commissions and estimated offering expenses) from the offering of the 7.20% Notes due 2011 will be approximately $205.3 million. Credit Suisse First Boston Corporation has purchased an outstanding series of our notes from the holder of those notes. We will use approximately $160.1 million of the net proceeds from the sale of the notes offered by this prospectus to retire the notes purchased by Credit Suisse First Boston Corporation, which have a maturity date of September 15, 2038 and an interest rate of 7.597%. We expect to use the remaining net proceeds to repay short-term indebtedness of TECO Finance, Inc., our finance subsidiary, and for general corporate purposes. Pending such uses, we will invest the net proceeds in short-term money market instruments. At August 31, 2001, we had no short-term indebtedness outstanding and TECO Finance had $273.5 million in short-term indebtedness outstanding with various remaining terms until maturity of 31 days or less and with fixed interest rates ranging from 3.58% to 3.67%.

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the notes that we are offering supplements the description of the general terms of the debt securities under the caption "Description of Debt Securities" in the accompanying prospectus. Capitalized terms not defined in this prospectus supplement are defined in the indenture, dated as of August 17, 1998, as amended and supplemented by the fourth supplemental indenture and the fifth supplemental indenture thereto, between us and The Bank of New York, as trustee.

     The following summaries of certain provisions of the indenture do not purport to be complete, and are subject to, and are qualified in their entirety by reference to, the provisions of the indenture, which has been filed with the SEC as an exhibit to the registration statement of which the prospectus forms a part. The indenture provides for the issuance from time to time of various series of debt securities, including the notes. Each series may differ as to terms, including maturity, interest rate, redemption and sinking fund provisions, covenants, and events of default. For purposes of the following description, unless otherwise indicated, a business day is any day that is not a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

GENERAL

     The notes offered hereby form a single series with our 7.20% notes due May 1, 2011 issued on May 1, 2001 in the principal amount of $400,000,000, and are fungible with those notes. These notes will be our unsubordinated and unsecured obligations and will rank equally in right of payment with all of our other unsubordinated and unsecured indebtedness. The notes will not limit other indebtedness or securities that we or any of our subsidiaries may incur or issue or contain financial or similar restrictions on us or any of our subsidiaries. The notes do not have a sinking fund. We may, without the consent of the holders of the notes, issue additional notes having the same ranking, the same interest rate, maturity and other terms, and the same CUSIP number, as the notes. Any additional notes having such similar terms, together with the notes, may constitute a single series of notes under the indenture.

     The notes will be issued in fully registered form, without coupons, in minimum denominations of $1,000 or integral multiples of $1,000 in excess thereof. The notes will be initially issued as global securities. See
"-- Book-Entry, Delivery and Form" below for additional information concerning the notes and the book-entry system. The Depository Trust Company ("DTC") will be the depositary with respect to the notes. Settlement of the sale of the notes to the underwriter will be in immediately available funds. The notes will trade in DTC's Same-Day Funds Settlement System until maturity or earlier redemption, as the case may be, and secondary market trading activity in the notes will therefore settle in immediately available funds. We will make all payments of principal and interest in immediately available funds to DTC in The City of New York.

PRINCIPAL AND MATURITY

     The aggregate principal amount of the notes offered under this prospectus is $200,000,000. These notes will mature on May 1, 2011.

INTEREST

     The notes will bear interest at 7.20% per year (computed based on a 360-day year consisting of twelve 30-day months) for the period from May 1, 2001 to, but excluding, May 1, 2011. Interest on the notes will be payable semi-annually on May 1 and November 1 of each year, commencing November 1, 2001. Interest payments will be made to the persons in whose names the notes are registered on the 15th calendar day (whether or not a Business Day) immediately preceding the related interest payment date.

OPTIONAL REDEMPTION

     The notes are redeemable, in whole or in part, at any time, and at our option, at a redemption price equal to the greater of:

     - 100% of the principal amount of notes then outstanding to be redeemed, or

     - the sum of the present values of the remaining scheduled payments of principal and interest on the notes then outstanding to be redeemed (not including any portion of such payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis (computed based on a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 25 basis points, as calculated by an Independent Investment Banker, plus, in both of the above cases, accrued and unpaid interest thereon to the redemption date.

     We will mail a notice of redemption at least 30 days but no more than 60 days before the redemption date to each holder of notes to be redeemed. If we elect to partially redeem the notes, the trustee will select in a fair and appropriate manner the notes to be redeemed.

     Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

     "Adjusted Treasury Rate" means, with respect to any redemption date:

     - the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, as defined below, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Adjusted Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month), or

     - if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     The Adjusted Treasury Rate will be calculated on the third business day preceding the redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes (the "Remaining Life").

     "Comparable Treasury Price" means (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

     "Independent Investment Banker" means Chase Securities Inc. and its successors, or if that firm is unwilling or unable to serve as such, an independent investment and banking institution of national standing appointed by us.

     "Reference Treasury Dealer" means:

     - Chase Securities Inc. and its successors; provided that, if Chase Securities Inc. ceases to be a primary U.S. Government securities dealer in New York City (Primary Treasury Dealer), we will substitute another Primary Treasury Dealer, and

     - up to four other Primary Treasury Dealers selected by us.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

BOOK-ENTRY, DELIVERY AND FORM

     The notes will be issued in the form of one or more securities in global form. Each global security will be deposited on the date of the closing of the sale of the notes with, or on behalf of DTC, and registered in the name of Cede & Co., as DTC's nominee.

     DTC is a limited-purpose trust company created to hold securities for its participants and to facilitate the clearance and settlement of transactions in those securities between those participants through electronic book-entry changes in accounts of the participants. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (referred to as the "indirect participants"). Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

     We expect that under procedures established by DTC, (1) upon deposit of the global securities, DTC will credit the accounts of participants designated by the underwriter with portions of the principal amount of the global securities and (2) ownership of such interests in the global securities will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in the global securities).

     Investors in the global securities may hold their interests directly through DTC if they are participants in that system, or indirectly through organizations which are participants in that system. All interests in a global security may be subject to the procedures and requirements of DTC. The laws of some states require that some persons take physical delivery in certificated form of securities that they own. Consequently, the ability to transfer beneficial interests in a global security to those persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants and some banks, the ability of a person with beneficial interests in a global security to pledge that interest to persons that do not participate in the DTC system, or to take other actions regarding that interest, may be affected by the lack of a physical certificate evidencing those interests.

     Except as described below, owners of interests in the global securities will not have notes registered in their name, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or holders of notes for any purpose.

     Payments on the global securities registered in the name of DTC or its nominee will be payable by the trustee to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, the trustee will treat the persons in whose names the notes, including the global securities, are registered, as the owners for the purpose of receiving those payments and for any and all other purposes.

     Consequently, neither the trustee nor any agent of the trustee has or will have any responsibility or liability for:

     - any aspect of DTC's records or any participant's or indirect participant's records relating to, or payments made on account of beneficial ownership interests in the, global security or for maintaining, supervising or reviewing any of DTC's records or any participant's or indirect participant's records relating to the beneficial ownership interests in the global security or

     - any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

     DTC's current practice, upon receipt of any payment on securities such as the notes, is to credit the accounts of the relevant participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amounts of beneficial interests in the relevant security as shown on the records of DTC unless DTC has reason to believe it will not receive payment on the payment date. Payments by the participants and the indirect participants to the beneficial owners of the notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

     DTC will take any action permitted to be taken by a holder of the notes only at the direction of one or more participants to whose account with DTC interests in the global securities are credited and only in respect of such portion of the notes as to which the participant or participants has or have given such direction. However, if there is an Event of Default, DTC reserves the right to exchange the global securities for notes in certificated form and to distribute the notes to its participants.

     A global security is exchangeable for notes in registered certificated form if:

     - DTC notifies us that it is unwilling or unable to continue as clearing agency for the global securities or has ceased to be a clearing agency registered under the Securities Exchange Act of 1934 and we fail to appoint a successor clearing agency,

     - we in our sole discretion elect to cause the issuance of definitive certificated notes, or

     - there has occurred and is continuing an event of default under the indenture.

     The information in this section concerning DTC and its book-entry system has been obtained from sources that we believe to be reliable, but we have not independently determined the accuracy thereof. We will not have any responsibility for the performance by DTC or its participants of their obligations under the rules and procedures governing their operations.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated September 21, 2001, we have agreed to sell Credit Suisse First Boston Corporation the full principal amount of the notes.

     The underwriting agreement provides that the underwriter is obligated to purchase all of the notes if any are purchased.

     Pursuant to an agreement dated September 14, 2001, Credit Suisse First Boston Corporation purchased on September 17, 2001 an outstanding series of our notes from the holder of those notes for a purchase price of approximately $160.1 million. On September 17, 2001 we agreed to exchange the notes purchased by Credit Suisse First Boston Corporation for a portion of the notes being offered by this prospectus. Accordingly, Credit Suisse First Boston Corporation will retain approximately $160.1 million of the net proceeds from the sale of the notes being offered by this prospectus in connection with the exchange of those notes for the notes it purchased pursuant to the September 14, 2001 agreement.

     The underwriter proposes to offer the notes initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of 0.40% of the principal amount per note. The underwriter and selling group members may allow a discount of 0.25% of the principal amount per note on sales to other broker/dealers. After the initial public offering the underwriter may change the public offering price and concession and discount to broker/dealers.

     We estimate that our out of pocket expenses for this offering will be approximately $400,000.

     The notes are a new issue of an existing series of our securities with no established trading market. Though we do not intend to apply for listing of the notes on a national securities exchange, the underwriter intends to make a secondary market for the notes. However, it is not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market, if any, for the notes will be.

     The offering is being made in compliance with the requirements of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

     We have agreed to indemnify the underwriter against liabilities under the Securities Act of 1933, or contribute to payments which the underwriter may be required to make in that respect.

     In the ordinary course of business, the underwriter and its affiliates have provided, and continue to provide, financial, advisory, investment banking and general financing and banking services for us and our affiliates for customary fees.

     In connection with the offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Stabilizing transactions permit bids to purchase the notes so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment transactions involve sales by the underwriter of notes in excess of the principal amount of the notes the underwriter is obligated to purchase, which creates a syndicate short position.

     - Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the notes originally sold by such syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the notes are made. Any resale of the notes in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

REPRESENTATIONS OF PURCHASERS

     By purchasing the notes in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

     - the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws,

     - where required by law, that the purchaser is purchasing as principal and not as agent, and

     - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgement obtained in Canadian courts against such issuer or persons outside of Canada.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     Palmer & Dodge LLP, Boston, Massachusetts will pass upon the validity of the notes offered hereby. Ropes & Gray, Boston, Massachusetts will pass upon certain matters for the underwriter.

PROSPECTUS

                               TECO ENERGY, INC.

                Debt Securities, Preferred Stock, Common Stock,
          Stock Purchase Contracts, Stock Purchase Units and Warrants

                               ------------------

     We plan to offer to the public from time to time:

     - debt securities consisting of debentures, notes or other evidences of indebtedness,

     - preferred stock,

     - common stock,

     - stock purchase contracts,

     - stock purchase units, and

     - warrants or other rights to purchase common stock, preferred stock or debt securities.

     Our common stock trades on the New York Stock Exchange under the symbol
"TE".

     This prospectus provides you with a general description of the securities we may offer. We may offer the securities as separate series, in amounts, prices and on terms determined at the time of the sale. When we offer securities, we will provide a prospectus supplement or a term sheet describing the terms of the specific issue, including the offering price of the securities. You should read both this prospectus and any prospectus supplement or term sheet, together with the additional information described under the heading "WHERE YOU CAN FIND MORE INFORMATION" beginning on page 14 of this prospectus, before you make your investment decision.

     We will sell the securities to underwriters or dealers, through agents, or directly to investors.

                               ------------------

     Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

                               ------------------

                  The date of this prospectus is June 8, 2001.

  TECO Energy, Inc. - 702 North Franklin Street - Tampa, Florida 33602 - (813)
                                    228-4111

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
RISK FACTORS...........................    1
FORWARD-LOOKING STATEMENTS.............    1
TECO ENERGY............................    2
RATIOS OF EARNINGS TO FIXED CHARGES AND
  PREFERRED STOCK DIVIDENDS............    2
DESCRIPTION OF DEBT SECURITIES.........    2
DESCRIPTION OF PREFERRED STOCK.........    7
DESCRIPTION OF COMMON STOCK............    9
ANTI-TAKEOVER EFFECTS OF OUR ARTICLES
  OF INCORPORATION AND BYLAWS, FLORIDA
  LAW AND OUR RIGHTS PLAN..............   10

                                         PAGE
                                         ----
DESCRIPTION OF STOCK PURCHASE CONTRACTS
  AND STOCK PURCHASE UNITS.............   11
DESCRIPTION OF WARRANTS AND OTHER
  PURCHASE RIGHTS......................   11
USE OF PROCEEDS........................   13
PLAN OF DISTRIBUTION...................   13
LEGAL MATTERS..........................   14
EXPERTS................................   14
WHERE YOU CAN FIND MORE INFORMATION....   14

                                  RISK FACTORS

     For any securities offered and sold under this prospectus, we will include risk factors, if appropriate, in the applicable prospectus supplement or term sheet relating to those securities.

                           FORWARD-LOOKING STATEMENTS

     This prospectus, any prospectus supplement or term sheet, and the documents we have incorporated by reference may contain forward-looking statements. Such statements relate to future events or our future financial performance. We use words such as "anticipate," "believe," "expect," "intend," "may," "project," "will" or other similar words to identify forward-looking statements.

     Without limiting the foregoing, any statements relating to our

     - anticipated capital expenditures;

     - future cash flows and borrowings;

     - potential future merger opportunities; and

     - sources of funding

are forward-looking statements. These forward-looking statements are based on numerous assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks and actual results may differ materially from those discussed in these statements.

     Among the factors that could cause actual results to differ materially are:

     - our ability to find and successfully implement attractive investments in unregulated businesses;

     - interest rates and other factors that could impact our ability to obtain access to sufficient capital on satisfactory terms;

     - variations in weather conditions affecting energy sales and operating costs;

     - potential competitive changes in the electric and gas industries, particularly in the area of retail competition;

     - commodity price changes, including energy price changes affecting our merchant plants;

     - changes in environmental regulation that may impose additional costs or curtail some of our activities;

     - our ability to successfully develop, construct, finance and operate our independent power projects on schedule and within budget;

     - our ability to successfully complete our other projects on schedule and within budget;

     - federal and state regulatory initiatives that increase competition or costs, threaten investment recovery, or impact rate structure;

     - the degree to which we are able to successfully develop and operate our diversified businesses;

     - our ability to operate our synthetic fuel production facilities in a manner qualifying for Section 29 federal income tax credits;

     - available sources and costs of commodities; and

     - inflationary trends, interest rates and other general economic conditions, particularly those affecting energy sales in our service area.

     When considering forward-looking statements, you should keep in mind the cautionary statements in this prospectus, any prospectus supplement or term sheet and the documents incorporated by reference, including the information included in our Annual Report on Form 10-K under the caption "Investment Considerations."

                                  TECO ENERGY

     We are an electric and gas utility holding company with important unregulated activities. We are in the process of transforming from a predominantly regulated energy company to one that is predominantly operating in deregulated competitive markets. Our unregulated businesses include independent power generation and distribution, marine transportation, coal mining, coalbed methane gas production, the marketing of natural gas, energy services and engineering and, indirectly, the sale of propane gas. You can find a more complete description of our business and recent activities in the documents listed under "WHERE YOU CAN FIND MORE INFORMATION." The address of our principal executive office is 702 North Franklin Street, Tampa, Florida 33602, and the telephone number is (813) 228-4111.

       RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods shown. If any series of debt or preferred stock securities should be used to repay our outstanding debt or retire other securities, we will present a pro forma ratio in the applicable prospectus supplement or term sheet if the change in a ratio would be ten percent or greater.

                                            THREE MONTHS    TWELVE MONTHS                  YEAR ENDED DECEMBER 31,
                                               ENDED            ENDED        ----------------------------------------------------
                                           MARCH 31, 2001   MARCH 31, 2001     2000       1999       1998       1997       1996
                                           --------------   --------------   --------   --------   --------   --------   --------
Ratio of Earnings to Fixed Charges.......      2.49x            2.45x         2.55x     3.25x(1)   3.67x(2)   3.77x(3)    3.72x
Ratio of Earnings to Fixed Charges and
  Preferred Stock Dividends..............      2.49x            2.45x         2.55x     3.25x(1)   3.67x(2)   3.77x(3)    3.72x

---------------
For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements.

(1) Includes the effect of non-recurring pretax charges totaling $21.0 million recorded in the third and fourth quarters of 1999. Charges consisted of the following: $10.5 million recorded at Tampa Electric on Florida Public Service Commission audits of its 1997 and 1998 earnings which limited its equity ratio to 58.7 percent; $3.5 million at Tampa Electric to resolve litigation filed by the U.S. Environmental Protection Agency; $6 million at TECO Investments to adjust the carrying value of certain leveraged leases; and $4.3 million at Tampa Electric and a $3.3 million net benefit at TECO Energy for corporate income tax settlements related to prior years' tax returns. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.60x for the year ended December 31, 1999.

(2) Includes the effect of non-recurring pretax charges totaling $30.5 million associated with write-offs at TECO Coal and Tampa Electric, and $0.6 million pretax of merger-related costs. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.95x for the year ended December 31, 1998.

(3) Includes a $2.6-million pretax charge for all costs associated with the Peoples Gas Systems and West Florida Natural Gas Company mergers completed in June 1997. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.79x for the year ended December 31, 1997.

                         DESCRIPTION OF DEBT SECURITIES

     The debt securities will be unsecured and, unless indicated otherwise in the applicable prospectus supplement or term sheet, will rank on parity with all our other unsecured and unsubordinated indebtedness. We will issue debt securities in one or more series under an indenture dated as of August 17, 1998 between us and The Bank of New York, as trustee. We filed the indenture as an exhibit to the registration statement on Form S-3 dated November 28, 2000. The following description of the terms of the debt securities summarizes only the material terms of the debt securities. The description is not complete, and we refer you to the indenture, which we incorporate by reference.

GENERAL

     The indenture does not limit the aggregate principal amount of the debt securities or of any particular series of debt securities that we may issue under it. We are not required to issue debt securities of any series at the same time nor must the debt securities within any series bear interest at the same rate or mature on the same date.

     Each time that we issue a new series of debt securities, the prospectus supplement or term sheet relating to that new series will describe the particular amount, price and other terms of those debt securities. These terms may include:

     - the title of the debt securities;

     - any limit on the total principal amount of the debt securities;

     - the date or dates on which the principal of the debt securities will be payable or the method by which such date or dates will be determined;

     - the rate or rates at which the debt securities will bear interest, if any, or the method by which such rate or rates will be determined, and the date or dates from which any such interest will accrue;

     - the date or dates on which any such interest will be payable and the record dates, if any, for any such interest payments;

     - if applicable, whether we may extend the interest payment periods and, if so, the permitted duration of any such extensions;

     - the place or places where the principal of and interest on the debt securities will be payable;

     - any obligation we may have to redeem or purchase the debt securities pursuant to any sinking fund, purchase fund or analogous provision or at the option of the holder and the terms and conditions on which the debt securities may be redeemed or purchased pursuant to an obligation;

     - the denominations in which we will issue the debt securities, if other than denominations of $1,000;

     - the terms and conditions, if any, on which we may redeem the debt securities;

     - the currency, currencies or currency units in which we will pay the principal of and any premium and interest on the debt securities, if other than U.S. dollars, and the manner of determining the equivalent in U.S. dollars;

     - whether we will issue any debt securities in whole or in part in the form of one or more global securities and, if so, the identity of the depositary for the global security and any provisions regarding the transfer, exchange or legending of any such global security if different from those described below under the caption "Global Securities";

     - any addition to, change in or deletion from the events of default or covenants described in this prospectus with respect to the debt securities and any change in the right of the trustee or the holders to declare the principal amount of the debt securities due and payable;

     - any index or formula used to determine the amount of principal of or any premium or interest on the debt securities and the manner of determining any such amounts;

     - any terms relating to the conversion of the debt security into our common stock, preferred stock or other security issuable by us;

     - any subordination of the debt securities to any of our other indebtedness; and

     - other material terms of the debt securities.

     Unless the prospectus supplement or term sheet relating to the issuance of a series of debt securities indicates otherwise, the debt securities will have the following characteristics:

     We will issue debt securities only in fully registered form, without coupons, in denominations of $1,000 or multiples of $1,000. We will not charge a service fee for the registration, transfer or exchange of debt securities, but we may require a payment sufficient to cover any tax or other governmental charge payable in connection with registration, transfer or exchange.

     The principal of, and any premium and interest on, any debt securities will be payable at the corporate trust office of The Bank of New York in New York, New York. Debt securities will be exchangeable and transfers thereof will be registrable at this corporate trust office. Payment of any interest due on any debt security will be made to the person in whose name the debt security is registered at the close of business on the regular record date for interest.

     We will have the right to redeem the debt securities only upon written notice mailed between 30 and 60 days prior to the redemption date.

     If we plan to redeem the debt securities, before the redemption occurs, we are not required to:

     - issue, register the transfer of, or exchange any debt security of that series during the period beginning 15 days before we mail the notice of redemption and ending on the day we mail the notice; or

     - after we mail the notice of redemption, register the transfer of or exchange any debt security selected for redemption, except, if we are only redeeming a part of a debt security, we are required to register the transfer of or exchange the unredeemed portion of the debt security if the holder so requests.

     We may offer and sell debt securities at a substantial discount below their principal amount. We will describe any applicable special federal income tax and other considerations, if any, in the relevant prospectus supplement or term sheet. We may also describe certain special federal income tax or other considerations, if any, applicable to any debt securities that are denominated in a currency or currency unit other than U.S. dollars in the relevant prospectus supplement or term sheet.

     The debt securities do not provide special protection in the event we are involved in a highly leveraged transaction.

     The debt securities are obligations exclusively of TECO Energy, Inc., which, as a holding company, has no material assets other than its ownership of the common stock of its subsidiaries, including Tampa Electric Company. We will rely entirely upon distributions from our subsidiaries to meet the payment obligations under the debt securities. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due under the debt securities or otherwise to make any funds available to us including the payment of dividends or other distributions or the extension of loans or advances. Furthermore, the ability of our subsidiaries to make any payments to us would be dependent upon the terms of any credit facilities of the subsidiaries and upon the subsidiaries' earnings, which are subject to various business risks. In a bankruptcy or insolvency proceeding, claims of holders of the debt securities would be satisfied solely from our equity interests in our subsidiaries remaining after the satisfaction of claims of creditors of the subsidiaries. Accordingly, the debt securities are effectively subordinated to existing and future liabilities of our subsidiaries to their respective creditors.

GLOBAL SECURITIES

     If we decide to issue debt securities in the form of one or more global securities, then we will register the global securities in the name of the depositary for the global securities or the nominee of the depositary and the global securities will be delivered by the trustee to the depositary for credit to the accounts of the holders of beneficial interests in the debt securities.

     The prospectus supplement or term sheet will describe the specific terms of the depositary arrangement for debt securities of a series that are issued in global form. None of our company, the trustee, any payment agent or the security registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to these beneficial ownership interests.

CONSOLIDATION, MERGER, ETC.

     We will not consolidate or merge with or into any other corporation or other organization, or sell, convey or transfer all or substantially all of our assets to any individual or organization, unless:

     - the successor is an individual or organization organized under the laws of the United States or any state thereof or the District of Columbia or, upon the effectiveness of the currently proposed amendment to the indenture, under the laws of a foreign jurisdiction and such successor consents to the jurisdiction of the courts of the United States or any state thereof;

     - the successor or transferee expressly assumes our obligations under the indenture; and

     - the consolidation, merger, sale or transfer does not cause the occurrence of a default under the indenture.

     Upon the assumption by the successor of our obligations under the indenture and the debt securities issued thereunder, and the satisfaction of any other conditions required by the indenture, the successor will succeed to and be substituted for us under the indenture.

MODIFICATION OF THE INDENTURE

     The indenture provides that we or the trustee may modify or amend its terms with the consent of (i) the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of each affected series and
(ii) 66 2/3% in aggregate principal amount of the outstanding debt securities of all affected series. However, without the consent of each holder of all of the outstanding debt securities affected by that modification, we may not:

     - change the date stated on the debt security on which any payment of principal or interest is stated to be due;

     - reduce the principal amount or any premium or interest on, any debt security, including in the case of a discounted debt security, the amount payable upon acceleration of the maturity thereof;

     - change the place of payment or currency of payment of principal of, or premium, if any, or interest on, any debt security;

     - impair the right to institute suit for the enforcement of any payment on or with respect to any debt security after the stated maturity (or, in the case of redemption, on or after the redemption date); or

     - reduce the percentage in principal amount of outstanding debt securities of any series, the consent of the holders of which is required for modification or amendment of the indenture, for waiver of compliance with some provisions of the indenture or for waiver of some defaults.

     Under limited circumstances and only upon the fulfillment of conditions, we and the trustee may make modifications and amendments of the indenture without the consent of any holders of the debt securities.

     The holders of not less than a majority in aggregate principal amount of the outstanding debt securities of any series may waive any past default under the indenture with respect to that series except:

     - a default in the payment of principal of, or any premium or interest on, any debt security of that series;

     - in respect of a covenant or provision under the indenture which cannot be modified or amended without the consent of the holder of each outstanding debt security of the affected series.

EVENTS OF DEFAULT

     An event of default with respect to debt securities of any series issued under the indenture is any one of the following events (unless inapplicable to the particular series, specifically modified or deleted as a term of such series or otherwise modified or deleted in an indenture supplemental to the indenture):

     - we fail to pay any interest on any debt security of that series when due, and such failure has continued for 30 days;

     - we fail to pay principal of or premium, if any, on any debt security of that series when due;

     - we fail to deposit any sinking fund payment in respect of any debt security of that series when due, and such failure has continued for 30 days;

     - we fail to perform any other covenant in the indenture (other than a covenant included in the indenture solely for the benefit of a series of debt securities other than that series), and such failure has continued for 90 days after we receive written notice as provided in the indenture;

     - events of bankruptcy, insolvency or reorganization; and

     - any other event defined as an event of default with respect to debt securities of a particular series.

     If an event of default with respect to any series of debt securities occurs and is continuing, the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of that series may declare the principal amount (or, if any debt securities of that series are discounted debt securities, a portion of the principal amount that the terms of the series may specify) of all debt securities of that series to be immediately due and payable. Under some circumstances, the holders of a majority in principal amount of the outstanding debt securities of that series may rescind and annul that declaration and its consequences. The prospectus supplement or term sheet relating to any series of debt securities which are discounted debt securities will specify the particular provisions relating to acceleration of a portion of the principal amount of the discounted debt securities upon the occurrence of an event of default and the continuation of the event of default.

     Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default occurs and is continuing, the trustee is not obligated to exercise any of its rights or powers under the indenture at the request or direction of any of the holders unless the holders have offered to the trustee reasonable security or indemnity. Subject to such provisions for security and indemnification of the trustee and other rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

     The holder of any debt security will have an absolute and unconditional right to receive payment of the principal of and any premium and, subject to limitations specified in the indenture, interest on such debt security on its stated maturity date (or, in the case of redemption, on the redemption date) and to institute suit for the enforcement of any of these payments.

     We must furnish to the trustee an annual statement that to the best of our knowledge we are not in default in the performance and observance of any terms, provisions or conditions of the indenture or, if there has been such a default, specifying each default and its status.

SATISFACTION AND DISCHARGE OF THE INDENTURE

     We will have satisfied and discharged the indenture and it will cease to be in effect (except as to our obligations to compensate, reimburse and indemnify the trustee pursuant to the indenture and some other obligations) when we deposit or cause to be deposited with the trustee, in trust, an amount sufficient to pay and discharge the entire indebtedness on the debt securities not previously delivered to the trustee for cancellation, for the principal (and premium, if any) and interest to the date of the deposit (or to the stated maturity date or earlier redemption date for debt securities that have been called for redemption).

DEFEASANCE OF DEBT SECURITIES

     Unless otherwise provided in the prospectus supplement or term sheet for a series of debt securities, we may cause ourself (subject to the terms of the indenture) to be discharged from any and all obligations with respect to any debt securities or series of debt securities (except for certain obligations to register the transfer or exchange of such debt securities, to replace such debt securities if stolen, lost or mutilated, to maintain paying agencies and to hold money for payment in trust) on and after the date the conditions set forth in the indenture are satisfied. Such conditions include the deposit with the trustee, in trust for such purpose, of money and/or U.S. government obligations, which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and any premium and interest on such debt securities on the stated maturity date of such payments or upon redemption, as the case may be, in accordance with the terms of the indenture and such debt securities.

     Under current Federal income tax law, the defeasance of the debt securities would be treated as a taxable exchange of the relevant debt securities in which holders of debt securities would recognize gain or loss. In addition, thereafter, the amount, timing and character of amounts that holders would be required to include in income might be different from that which would be includable in the absence of such defeasance. Prospective investors are urged to consult their own tax advisors as to the specific consequences of a defeasance, including the applicability and effect of tax laws other than the Federal income tax law.

THE TRUSTEE

     The trustee is The Bank of New York, which maintains banking relationships with us in the ordinary course of business and serves as trustee under other indentures with us and some of our affiliates.

GOVERNING LAW

     The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

                         DESCRIPTION OF PREFERRED STOCK

     We currently have authorized 10,000,000 shares of undesignated preferred stock, $1.00 par value per share, none of which were issued and outstanding as of the date of this prospectus. Under Florida law and our charter, our board is authorized to issue shares of preferred stock from time to time in one or more series without shareholder approval.

     Subject to limitations prescribed by Florida law and our charter and by-laws, our board can determine the number of shares constituting each series of preferred stock and the designation, preferences, voting powers, qualifications, and special or relative rights or privileges of that series. These may include provisions as may be desired concerning voting, redemption, dividends, dissolution, or the distribution of assets, conversion or exchange, and other subjects or matters as may be fixed by resolution of the board or an authorized committee of the board.

     Our board is authorized to determine the voting rights of any series of preferred stock, subject to the following restrictions in our charter:

     - holders of shares of our preferred stock are not entitled to more than the lesser of (i) one vote per $100 of liquidation value and (ii) one vote per share, when voting as a class with the holders of shares of our common stock; and

     - holders of shares of our preferred stock are not entitled to vote on any matter separately as a class, other than (i) as required by Florida law, or (ii) as specified in the terms of the preferred stock, if the matter to be voted upon would affect the powers, preferences or special rights of the series or with respect to the election of directors in the event of our failure to pay dividends on the series.

     If we offer a specific series of preferred stock under this prospectus, we will describe the terms of the preferred stock in the prospectus supplement for such offering and will file a copy of the charter amendment establishing the terms of the preferred stock with the SEC. This description will include:

     - the title and stated value;

     - the number of shares offered, the liquidation preference per share and the purchase price;

     - the dividend rate(s), period(s) and/or payment date(s), or method(s) of calculation for dividends;

     - whether dividends will be cumulative, partially cumulative or non-cumulative and, if cumulative or partially cumulative, the date from which the dividends will accumulate;

     - the procedures for any auction or remarketing, if any;

     - the provisions for a sinking fund, if any;

     - the provisions for redemption, if applicable;

     - any listing of the preferred stock on any securities exchange or market;

     - whether the preferred stock will be convertible into any series of our common stock, and, if applicable, the conversion price (or how it will be calculated) and exchange period;

     - voting rights, if any, of the preferred stock;

     - whether interests in the preferred stock will be represented by depositary shares;

     - a discussion of any material and/or special U.S. federal income tax considerations applicable to the preferred stock;

     - the relative ranking and preferences of the preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

     - any limitations on issuance of any class or series of preferred stock ranking senior to or on parity with the series of preferred stock as to dividend rights and rights upon our liquidation, dissolution or winding up;

     - any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

     The preferred stock offered by this prospectus will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

     Unless we specify otherwise in the applicable prospectus supplement, the preferred stock will, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, rank as follows:

     - senior to all classes or series of our common stock, and to all equity securities issued by us, the terms of which specifically provide that they rank junior to the preferred stock with respect to those rights;

     - on a parity with all equity securities we issue that do not rank senior or junior to the preferred stock with respect to those rights; and

     - junior to all equity securities we issue, the terms of which do not specifically provide that they rank on a parity with or junior to the preferred stock with respect to these rights.

     As used for these purposes, the term "equity securities" does not include convertible debt securities.

                          DESCRIPTION OF COMMON STOCK

     Our authorized common stock consists of 400,000,000 shares, $1.00 par value per share. At April 30, 2001, there were 135,689,427 shares of common stock issued and outstanding. The approximate number of shareholders of record of our common stock as of April 30, 2001 was 23,706.

     Each share of our common stock is entitled to one vote on all matters requiring a vote of shareholders and, subject to the rights of the holders of any outstanding shares of preferred stock, are entitled to receive any dividends, in cash, securities or property, as our board may declare.

     In the event of our liquidation, dissolution or winding up, either voluntary or involuntary, subject to the rights of the holders of any outstanding shares of preferred stock, holders of common stock are entitled to share pro-rata in all of our remaining assets available for distribution.

     The common stock issued by this prospectus will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

     EquiServe, L.P. is the transfer agent and registrar for our common stock. Its phone number is 800-650-9222.

           ANTI-TAKEOVER EFFECTS OF OUR ARTICLES OF INCORPORATION AND
                    BYLAWS, FLORIDA LAW AND OUR RIGHTS PLAN

REQUIRED VOTE FOR AUTHORIZATION OF CERTAIN ACTIONS

     Our Articles require the vote of the holders of at least 80% of the combined voting power of the then outstanding shares of stock of all classes and series entitled to vote generally in the election of directors for approval of certain business combinations, including certain mergers, asset sales, security issuances, recapitalizations and liquidations, involving us or our subsidiaries and certain acquiring persons (namely a person, entity or specified group which beneficially owns more than 10% of the voting power of the then outstanding shares of our capital stock entitled to vote generally in an election of directors), unless such business combination has been approved by a majority of disinterested directors, or the fair market value and other procedural requirements of our Articles are met.

ELECTION AND REMOVAL OF DIRECTORS

     Our board of directors is divided into three classes. The directors in each class serve for a three year term, one class being elected each year by our stockholders. A vote of a majority of the board or 80% of the combined voting power of the then outstanding shares of stock, voting together as a single class, is required to remove a director, with or without cause. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors. Under the terms of our bylaws and Articles, these provisions cannot be changed without a supermajority vote of our stockholders.

UNDER FLORIDA LAW

     Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The "Control Share Acquisitions" section of the Florida Business Corporation Act, or FBCA, generally provides that shares acquired in excess of certain specified thresholds, beginning at 20% of a corporation's outstanding voting shares, will not possess any voting rights unless such voting rights are approved by a majority vote of the corporation's disinterested shareholders. We have provided in our bylaws that the Control Share Acquisition Act shall not apply to us.

     The "Affiliated Transactions" section of FBCA generally requires majority approval by disinterested directors or supermajority approval of disinterested shareholders of certain specified transactions (such as a merger, consolidation, sale of assets, issuance of transfer of shares or reclassifications of securities) between a corporation and a holder of more than 10% of the outstanding shares of the corporation, or any affiliate of such shareholder.

RIGHTS PLAN

     We have a shareholder rights plan. Under the plan, each outstanding share of our common stock carries with it a right, currently unexercisable, that if triggered permits the holder to purchase large amounts of our or any successor entity's securities at a discount and/or trade those purchase rights separately from the common stock. The rights are triggered when a person acquires, or makes a tender or exchange offer to acquire, 10% of our common stock. The plan, however, prohibits the 10%-acquiror, or its affiliates, from exercising our shares' purchase rights. As a result the acquiror's interest in TECO Energy is substantially diluted. The rights expire in May 2009, subject to extension. We may also redeem the rights at a nominal price per right until 10 business days after a triggering event.

     These and other provisions of our Articles, bylaws and rights plan could discourage potential acquisition proposals and could delay or prevent a change in control.

                    DESCRIPTION OF STOCK PURCHASE CONTRACTS
                            AND STOCK PURCHASE UNITS

     We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of common stock or preferred stock at a future date or dates (which we refer to as stock purchase contracts). The price per share of common stock or preferred stock and the number of shares of common stock or preferred stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and debt securities, preferred stock, trust preferred securities or debt obligations of third parties, including U.S. Treasury securities, securing the holders' obligations to purchase the common stock or preferred stock under the stock purchase contracts (which we refer to as stock purchase units). The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner and in certain circumstances we may deliver newly issued prepaid stock purchase contracts, often known as prepaid securities, upon release to a holder of any collateral securing such holder's obligation under the original stock purchase contract.

     The applicable prospectus supplement will describe the terms of the stock purchase contracts or stock purchase units and, if applicable, prepaid securities. The description in the prospectus supplement will not necessarily be complete, and reference will be made to the stock purchase contracts, and, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or stock purchase units and, if applicable, the prepaid securities and the document pursuant to which the prepaid securities will be issued. Material United States federal income tax considerations applicable to the stock purchase units and the stock purchase contracts will also be discussed in the applicable prospectus supplement.

               DESCRIPTION OF WARRANTS AND OTHER PURCHASE RIGHTS

GENERAL

     We may issue warrants and/or other rights to purchase debt securities (which we refer to as debt warrants), preferred stock (which we refer to as preferred stock warrants) or common stock (which we refer to as common stock warrants). We may issue any of these warrants or purchase rights (which we refer to generally as warrants) independently or together with other securities offered by this prospectus and attached to or separate from the other securities. If we issue warrants, we will issue them under warrant agreements between us and a bank or trust company, as agent, all of which will be described in the prospectus supplement relating to the warrants we are offering.

DEBT WARRANTS

     We will describe the terms of debt warrants offered in the applicable prospectus supplement, the warrant agreement relating to the debt warrants and the debt warrant certificates representing the debt warrants, including the following:

     - the title;

     - the aggregate number offered;

     - their issue price or prices;

     - the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise, and the procedures and conditions relating to exercise;

     - the designation and terms of any related debt securities and the number of debt warrants issued with each security;

     - if applicable, the date, if any, on and after which the debt warrants and the related debt securities will be separately transferable;

     - the principal amount of debt securities purchasable upon exercise, and the price at which that principal amount of debt securities may be purchased upon exercise;

     - the commencement and expiration dates of the right to exercise;

     - the maximum or minimum number which may be exercised at any time;

     - if applicable, a discussion of the material United States income tax considerations applicable to exercise;

     - and any other terms, including terms, procedures and limitations relating to exercise.

     Debt warrant certificates will be exchangeable for new debt warrant certificates of different denominations, and debt warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Before exercising their debt warrants, holders will not have any of the rights of holders of the securities purchasable upon exercise and will not be entitled to payments of principal of, premium, if any, or interest, if any, on the securities purchasable upon exercise.

OTHER WARRANTS

     The applicable prospectus supplement will describe the following terms of preferred stock warrants or common stock warrants offered under this prospectus:

     - the title;

     - the securities issuable upon exercise;

     - the issue price or prices;

     - the number of warrants issued with each share of preferred stock or common stock;

     - any provisions for adjustment of (i) the number or amount of shares of preferred stock or common stock issuable upon exercise of the warrants or
       (ii) the exercise price;

     - if applicable, the date on and after which the warrants and the related preferred stock or common stock will be separately transferable;

     - if applicable, a discussion of the material United States federal income tax considerations applicable to the exercise of the warrants;

     - the commencement and expiration dates of the right to exercise;

     - the maximum and minimum number that may be exercised at any time; and

     - any other terms, including terms, procedures, and limitations relating to exchange or exercise.

EXERCISE OF WARRANTS

     Each warrant will entitle the holder to purchase for cash the principal amount of debt securities or shares of preferred stock or common stock at the applicable exercise price set forth in, or determined as described in, the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

     Warrants may be exercised by delivering to the corporate trust office of the warrant agent or any other officer indicated in the applicable prospectus supplement (a) the warrant certificate properly completed and duly executed and
(b) payment of the amount due upon exercise. As soon as practicable following exercise, we will forward the debt securities or shares of preferred stock or common stock purchasable upon exercise. If less than all of the warrants represented by a warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

                                USE OF PROCEEDS

     We intend to add the net proceeds from the sale of the securities to our general funds to be used for general corporate purposes, which may include investment in subsidiaries, working capital, capital expenditures, repayment of debt and other business opportunities.

                              PLAN OF DISTRIBUTION

     We may sell the securities through one or more of the following ways:

     - directly to purchasers;

     - to or through one or more underwriters or dealers; or

     - through agents.

     A prospectus supplement or term sheet with respect to a particular series of securities will set forth the terms of the offering of those securities, including the following:

     - name or names of any underwriters, dealers or agents;

     - the purchase price of such securities and our proceeds from the sale;

     - underwriting discounts and commissions; and

     - any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

     If we use underwriters in the sale, the underwriters will acquire the securities for their own account and they may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriting syndicates represented by one or more managing underwriters or one or more independent firms acting as underwriters may offer the securities to the public. In connection with the sale of securities, we may compensate the underwriters in the form of underwriting discounts or commissions. The purchasers of the securities for whom the underwriters may act as agent may also pay them commissions. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Unless otherwise set forth in the applicable prospectus supplement or term sheet, the obligations of any underwriters to purchase the securities will be subject to conditions precedent, and the underwriters will be obligated to purchase all such securities if any are purchased.

     If we use dealers in the sale of the securities, we will sell the securities to the dealers as principals. The dealers may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. The applicable prospectus supplement or term sheet will name any dealer, who may be deemed to be an underwriter, as that term is defined in the Securities Act of 1933, involved in the offer or sale of securities, and set forth any commissions or discounts we grant to the dealer.

     If we use agents in the sales of the securities, the agents may solicit offers to purchase the securities from time to time. Any such agent, who may be deemed to be an underwriter, as that term is defined in the Securities Act, involved in the offer or sale of the securities will be named, and any commissions payable by us to such agent set forth, in the applicable prospectus supplement or term sheet. Any agent will be acting on a reasonable effort basis for the period of its appointment or, if indicated in the applicable prospectus supplement or term sheet, on a firm commitment basis.

     We may also sell securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to resales. The terms of those sales would be described in the prospectus supplement or term sheet.

     If the prospectus supplement or term sheet so indicates, we will authorize agents, underwriters or dealers to solicit offers from institutions to purchase securities from us at the public offering price set forth in the prospectus supplement or term sheet pursuant to stock purchase or delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement or term sheet, and the prospectus supplement or term sheet will set forth the commission payable for solicitation of the contracts.

     Agents, dealers and underwriters may be entitled under agreements with us to indemnification against some civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may engage in transactions with, or perform services for, us or our subsidiaries for customary compensation.

     If indicated in the applicable prospectus supplement or term sheet, one or more firms may offer and sell securities in connection with a remarketing upon their purchase, in accordance with their terms, acting as principals for their own accounts or as our agents. Any remarketing firm will be identified and the terms of its agreement, if any, with us will be described in the applicable prospectus supplement or term sheet. We may be obligated to indemnify the remarketing firm against some liabilities, including liabilities under the Securities Act, and the remarketing firm may engage in transactions with or perform services for us or our subsidiaries for customary compensation.

     Any underwriter may engage in over-allotment, stabilizing and syndicate short covering transactions and penalty bids in accordance with Regulation M of the Securities Exchange Act of 1934. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate short covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim selling concessions from dealers when the securities originally sold by the dealers are purchased in covering transactions to cover syndicate short positions. These transactions may cause the price of the securities sold in an offering to be higher than it would otherwise be. These transactions, if commenced, may be discontinued by the underwriters at any time.

     Any securities, other than our common stock, will be a new issue of securities with no established trading market. We cannot assure you that there will be a market for the securities of any particular security, or that if a market does develop, that it will continue to provide holders of those securities with liquidity for their investment or will continue for the duration the securities are outstanding.

     The prospectus supplement or term sheet relating to each offering will set forth the anticipated date of delivery of the securities.

                                 LEGAL MATTERS

     Palmer & Dodge LLP, Boston, Massachusetts will pass upon the validity of the securities for us.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of TECO Energy for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of these documents at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC's web site at http://www.sec.gov.

     We filed a registration statement on Form S-3 with the SEC covering the securities. For further information on us and the securities, you should refer to the registration statement and its exhibits. This prospectus discusses material provisions of our indenture dated August 17, 1998 entered into with The Bank of New York as trustee. Because the prospectus may not contain all the information that you may find important, you should review the full text of the indenture and other documents we have incorporated by reference into the registration statement.

     The SEC allows us to "incorporate by reference" the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities are sold.

     - our Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

     - our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001; and

     - our Current Reports on Form 8-K dated May 15, 2001, May 2, 2001, April 27, 2001, April 20, 2001, April 11, 2001, March 7, 2001, February 20,
       2001 (as amended) and February 8, 2001.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                         Director of Investor Relations
                               TECO Energy, Inc.
                           702 North Franklin Street
                              Tampa, Florida 33602
                                 (813) 228-4111

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement or term sheet. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement or term sheet is accurate as of any date other than the date on the front of these documents.

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                                TECO ENERGY LOGO